UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): June 1, 2021

ARYA SCIENCES ACQUISITION CORP III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39434	98-1541723
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
Registrant’s telephone number, including area code
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per Share	ARYA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on February 7, 2021, ARYA Sciences Acquisition Corp III (“ARYA”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Nautilus Biotechnology, Inc. (“Nautilus”), among others. A copy of the Business Combination Agreement was attached as Exhibit 2.1 to ARYA’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 8, 2021.

Following the entry into the Business Combination Agreement, ARYA received four letters (the “Shareholder Letters”) from purported shareholders of ARYA claiming certain allegedly material omissions in its preliminary proxy statement/prospectus filed on March 26, 2021 (as amended, the “Proxy Statement”) in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”).

While ARYA believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiffs’ disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, ARYA has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, ARYA specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. ARYA believes the Shareholder Letters are without merit.

Supplemental Disclosures to Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the third paragraph under the heading “Background to the Business Combination” on page 108 of the Proxy Statement.

On December 16, 2020, Nautilus executed a non-disclosure agreement with ARYA, pursuant to which ARYA and Nautilus agreed to exchange confidential information for purposes of further evaluating and, each party saw fit, negotiating, pursuing and consummating a potential business combination transaction.  Such non-disclosure agreement contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions.  ARYA did not enter into any other non-disclosure agreements.

The following disclosure replaces the fourth paragraph under the heading “Background to the Business Combination” on page 108 of the Proxy Statement.

On December 17, 2020, representatives of ARYA, K&E, Jefferies LLC (“Jefferies”) and Goldman Sachs & Co. LLC (“Goldman”), as placement agents in connection with the PIPE Financing and financial advisors to ARYA (the “Placement Agents”), Skadden, Arps, Slate Meagher & Flom LLP (“Skadden”), as counsel to Jefferies and Goldman, Nautilus, Morgan Stanley & Co. LLC (“Morgan Stanley”), as financial advisor to Nautilus, and Wilson Sonsini conducted a meeting telephonically during which the parties and their respective representatives and advisors discussed the timeline and process to signing definitive agreements providing for a potential business combination, and discussed and tentatively agreed on a work plan ultimately leading to such definitive agreements in late January or early February 2021. In connection with the consummation of the Business Combination, Jefferies and Goldman will be entitled to (i) an aggregate of $5,232,500 in deferred underwriting compensation, as set forth in the registration statement for ARYA’s initial public offering, and (ii) customary fees in connection with the PIPE Financing and Business Combination. These fees will be paid at the closing of the Business Combination, and are conditioned upon the successful completion of the Business Combination; if the Business Combination does not close, Jefferies and Goldman will not be entitled to such fees. Neither of the Placement Agents performed any analyses in connection with the ARYA Board’s review of the Business Combination.

The following disclosure replaces the second paragraph under the heading “Background to the Business Combination” on page 107 of the Proxy Statement.

Between December 12, 2020 and December 14, 2020, representatives of ARYA and Kirkland & Ellis LLP (“K&E”), counsel to ARYA, on the one hand, and representatives of Nautilus and Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”), counsel to Nautilus, on the other hand, held multiple calls and exchanged multiple revised drafts of the term sheet. Over the same period of time, the representatives and advisors for ARYA and Nautilus held numerous conference calls regarding the revised drafts of the term sheet and came to agreement on the outstanding business issues, including, among others: (a) the pre-transaction equity value of Nautilus (which the parties agreed would be a fixed equity value of $900 million with no adjustments, subject to confirmatory due diligence and appropriate representations, warranties and covenants (and related closing bring-down standards) to provide additional comfort that there are not significant change of control payments or other shareholder “leakage” related to the transaction); (b) the key closing conditions (including the amount and components of the minimum proceeds condition and whether such condition would be mutual or one-way); (c) the post-closing ARYA Board composition (which the parties agreed would be a nine person board of directors, consisting of six existing directors or observers of the Nautilus board of directors, one individual designated by Sponsor and two “independent” directors to be designated by Nautilus and reasonably acceptable to Sponsor) and the post-closing governance structure of the combined company; and (d) the post-closing incentive equity plans (which the parties agreed would consist of an incentive equity plan and an employee stock purchase plan, with the respective sizes and terms being agreed to by the parties and taking into account the recommendations of an independent compensation consultation engaged by Nautilus that is familiar with the implementation of incentive plans in technology and life sciences initial public offerings). In connection with these negotiations, ARYA and Nautilus also agreed that no current officers of ARYA will serve as officers of the combined company and the current officers of ARYA will not otherwise be employees of the combined company, upon consummation of the Business Combination, and the directors (except for the individual designated by the Sponsor, who may be one of the current directors of ARYA) and officers of ARYA each will resign as a director and/or officer of ARYA, as applicable, in connection with the closing of the Business Combination.

General Meeting Dial-in Information

As previously announced, the extraordinary general meeting of ARYA shareholders (the “General Meeting”) will be held on Tuesday, June 8, 2021 at 9:00 a.m., New York City Time. On June 1, 2021, ARYA issued a press release announcing that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, ARYA shareholders will be able to join the General Meeting remotely by teleconference. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

The General Meeting will be accessible by teleconference by dialing (833) 780-7941 (toll free-North America) or (704) 815-6180 (International) and by using the Conference ID 4491538. Shareholders will be able to ask questions to ARYA’s management via the conference line.

All information about the General Meeting, including the definitive proxy statement/final prospectus, is available at https://www.cstproxy.co /aryasciencesacquisitioncorpiii/sm2021

Additional Information

ARYA has filed, and the SEC has declared effective, a Registration Statement on Form S-4, containing a definitive proxy statement/final prospectus relating to the proposed Business Combination. ARYA has mailed the definitive proxy statement/final prospectus and other relevant documents to its shareholders of record. This communication is not a substitute for the definitive proxy statement/final prospectus or any other document that ARYA sent or will send to its shareholders in connection with the Business Combination. Investors and security holders of ARYA are advised to read the definitive proxy statement/final prospectus in connection with ARYA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/final prospectus contains important information about the Business Combination and the parties to the Business Combination.  Shareholders are also able to obtain copies of the definitive proxy statement/final prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.

Participants in the Solicitation

ARYA, Nautilus and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA’s shareholders in connection with the Business Combination. A list of the names of those directors and executive officers and a description of their interests in ARYA is contained in the definitive proxy statement/final prospectus, which was filed with the SEC and is available free of charge at the SEC's website at www.sec.gov, or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between ARYA and Nautilus, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of ARYA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Arya and Nautilus. These statements are subject to a number of risks and uncertainties regarding ARYA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of ARYA or Nautilus for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of ARYA and Nautilus; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by ARYA’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in ARYA’s definitive proxy statement/final prospectus relating to the Business Combination or final prospectus relating to its initial public offering, dated August 6, 2020, and other filings with the SEC. There may be additional risks that ARYA presently does not know or that ARYA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide ARYA’s expectations, plans or forecasts of future events and views as of the date of this communication. ARYA anticipates that subsequent events and developments will cause ARYA’s assessments to change. However, while ARYA may elect to update these forward-looking statements at some point in the future, ARYA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing ARYA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are filed with this Current Report on Form 8-K.

Exhibit Number	Description
99.1	Press Release, dated June 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2021	ARYA SCIENCES ACQUISITION CORP III

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer